SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                                 Commission File Number 0-21739

                          NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20F   [X] Form 10-Q

[ ] Form N-SAR

      For Period Ended:  SEPTEMBER 30, 1998

[  ] Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q

[  ] Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR

[  ] Transition Report on Form 11-K


      For the Transition Period Ended:
                                      ------------------------------------------

      READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING FORM.  PLEASE PRINT OR
TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant: GENETIC VECTORS, INC.

Former name if applicable: N/A

Address of principal  executive  office  (Street and number):
                              5201 N.W. 77TH AVENUE, SUITE 100

City, state and zip code:  MIAMI, FLORIDA  33166



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                                    PART II
                           RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c) The  accountant's  statement  or  other   exhibit  required   by  Rule
      12b-25(c) has been attached if applicable.


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                                   PART III
                                  NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant's President and sole accounting officer has been traveling both internationally and domestically to attend meetings that the Registrant could not reschedule without unreasonable effort or expense. In addition, the Registrant's President and sole accounting officer has devoted a significant amount of his attention and the Registrant's resources to capital raising activities. As reported in Form 10-QSB for the quarter ended June 30, 1998, the Registrant had projected that the proceeds from its initial public offering, which closed on December 26, 1996, would last through November of 1998. The failure of the Registrant to raise additional capital by the end of November 1998 may result in it suspending its business activities to preserve its existing capital until an alternative source of capital can be located, if at all. These activities have resulted in delays in preparing the financial reports necessary to prepare this quarter's Form 10-QSB. Due to these circumstances, the Registrant respectfully requests an extension of the filing date for its quarterly report on Form 10-QSB for the quarter ending September 30, 1998.


                                    PART IV
                              OTHER INFORMATION

      1. Name and telephone number of person to contact in regard to this notification:

            Mead M. McCabe, Jr.        (305)                716-0000
            -------------------     -----------       ------------------
            (Name)                  (Area code)       (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                [X]  Yes  [  ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]  Yes  [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment.


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                            GENETIC VECTORS, INC.
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  November 17, 1998               By:  /s/ Mead M. McCabe, Jr.
                                            ------------------------------
                                            Mead M. McCabe, Jr., President


         INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four confirmed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                                  ATTACHMENT
                      (CHANGES IN RESULTS OF OPERATIONS)


      The Registrant expects to report a significant decrease in its cash position from the corresponding period for the last fiscal year. As reported in Form 10-QSB for the quarter ended June 30, 1998, the Registrant had projected that the proceeds from its initial public offering, which closed on December 26, 1996, would last through November of 1998. As of the date hereof, the Registrant has not raised any significant additional capital. In the quarter ended
September 30, 1997, the Registrant had cash and cash equivalents of approximately $2.8 million (of which approximately $1.9 million was invested in a certificate of deposit). In the quarter ended September 30, 1998, the Registrant expects to report cash and cash equivalents equal to approximately $500,000. The Registrant notes that its cash position is lower than $500,000 on the date of this filing as it has continued operations since September 30, 1998. Without additional capital, the Registrant may need to suspend its business activities.



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